Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(In thousands, except ratios)

	Fiscal Year Ended December 31,
	2009	2010	2011	2012	2013
Income (loss) before provision for (benefit from) income taxes	$(4,977)	$(12,023)	$(2,613)	$(3,446)	$31,471
Fixed charges	180	168	214	33	41
Total earnings (loss) for computation of ratio	$(4,797)	$(11,855)	$(2,399)	$(3,413)	$31,512

Fixed Charges:
Interest attributable to rentals (a)	$180	$168	$214	$33	$41
Total fixed charges	$180	$168	$214	$33	$41
Ratio of earnings to fixed charges (b)	—	—	—	—	769 to 1

(a)	Interest attributable to rentals reflects our estimate of interest within total rental expense. Fixed charges excludes any interest on uncertain tax positions.
(b)

Due to our losses in the years ended December 31, 2009 through 2012, the ratio coverage was less than 1:1. Earnings of approximately $0.2 million in each of the years 2009 through 2011 and less than $0.1 million in 2012 would have been required to achieve a ratio of 1:1.